U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-53008
(SEC File Number)

(Check one): Form 10-K [ ] Form 20-F [_] Form 11-K [_] Form 10-Q [X ]

      Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

For Period Ended: AUGUST 31, 2009

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

KUSHI RESOURCES, INC.

(Exact name of registrant as specified in its charter)

(Former Name if Applicable)

120 Wall Street, Suite 2401

Address of principal executive office (Street and Number

New York, NY 10005

City, state and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)      The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-Q Could not be filed within the prescribed time period.

The Registrant’s former CEO and sole officer resigned from the company on August 31, 2009, as part of a change of control reported on Form 14f-1. The Registrant has appointed a new CEO and has relocated the corporate offices to New York. All of the corporate financial and operating records were required to be sent from the former offices and have only recently been received. The Form 10-Q for the quarter ended August 31, 2009 has been prepared, but was only forwarded to the Registrant’s independent accounting firm on October 14, 2009, which did not allow sufficient time for the independent accountant to review the proposed filing. As a result, the Registrant is unable to complete the preparation of its financial statements in time to complete the report on Form 10-Q on a timely basis.

No accountant’s statement as provided by Rule 12b-25(c) is required because the reasons for the inability to file related solely to Registrant’s relocation of its principal offices and appointment of new officers.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Kelly T. Hickel                     808                       646-3095

_______________ _________ _________________
(Name)                    (Area Code) (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KUSHI RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Kushi Resources, Inc.

Date: October 15, 2009                                   By: /s/ Kelly T. Hickel

Name: Kelly T. Hickel

Chairman and Chief Executive Officer

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